Exhibit 99.2

THE BUSINESS OF
GAMING

Q2 2021

EnthusiastGaming

Enthusiast Gaming Holdings Inc.

(Expressed in Canadian Dollars)
Unaudited

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As at June 30, 2021 and December 31, 2020

(Unaudited - Expressed in Canadian Dollars)

	Note	June 30, 2021	December 31, 2020

ASSETS
Current
Cash		$51,367,573	$4,323,823
Trade and other receivables	6	22,322,613	22,424,596
Investments	7	2,503,692	124,998
Loans receivable	22	176,931	194,389
Income tax receivable		262,331	290,077
Prepaid expenses		4,093,213	576,802
Total current assets		80,726,353	27,934,685
Non-current
Property and equipment	9	296,112	354,850
Right-of-use asset - lease contracts	12	2,446,961	2,848,400
Long-term investment	7	-	2,606,100
Investment in associates	8	954,650	1,026,910
Long-term portion of prepaid expenses		256,055	263,196
Intangible assets	10	84,903,287	81,106,007
Goodwill	11	124,712,768	106,181,086
Total Assets		$294,296,186	$222,321,234

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	13	$21,901,837	$23,602,547
Contract liabilities		2,672,365	1,625,594
Current portion of long-term debt	14	2,750,000	1,250,000
Current portion of deferred payment liability	16	1,599,657	636,600
Current portion of convertible debentures	15	-	7,546,453
Current portion of lease contract liabilities	12	503,102	578,330
Total current liabilities		29,426,961	35,239,524
Non-current
Long-term debt	14	7,271,115	21,651,956
Long-term lease contract liabilities	12	1,991,145	2,308,336
Vendor-take-back loan	17	-	5,559,250
Long-term portion of deferred payment liability	16	1,690,410	529,124
Deferred tax liability		16,887,505	15,161,987
Total liabilities		$57,267,136	$80,450,177

Shareholders’ Equity
Share capital	18	345,078,178	232,616,997
Contributed surplus	20, 21	16,591,617	7,494,164
Accumulated other comprehensive income (loss)		(75,866)	45,428
Deficit		(124,564,879)	(98,285,532)
Total shareholders’ equity		237,029,050	141,871,057
Total liabilities and shareholders’ equity		$294,296,186	$222,321,234

Commitments (Note 25)

Subsequent events (Note 27)

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

		For the three months ended		For the six months ended
	Note	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Revenue
Revenue		$37,057,601	$7,029,096	$67,079,936	$13,958,668
Gain on player buyout	10	-	-	-	204,764
Total revenue	26	37,057,601	7,029,096	67,079,936	14,163,432
Cost of sales		29,038,301	3,807,977	53,129,628	7,649,084
Gross margin		8,019,300	3,221,119	13,950,308	6,514,348
Operating expenses
Professional fees		1,213,479	627,703	1,950,975	913,945
Consulting fees	22	1,075,726	1,181,024	2,386,353	2,388,674
Advertising and promotion		813,588	212,605	1,855,942	486,491
Office and general		2,165,506	466,173	2,872,451	1,452,641
Salaries and wages	22	5,566,237	1,646,915	10,194,512	2,887,399
Technology support, web development and content		2,698,660	1,299,857	4,093,543	2,234,751
Esports player, team and game expenses		1,465,718	618,687	2,994,323	1,483,796
Foreign exchange (gain) loss		(1,066,122)	108,248	(1,076,255)	(48,269)
Share-based compensation	20, 21	3,958,309	278,875	9,718,345	669,248
Amortization and depreciation	9, 10, 12	1,659,583	1,051,392	3,295,437	2,348,532
Total operating expenses		19,550,684	7,491,479	38,285,626	14,817,208

Other expenses (income)
Transaction costs	5	209,129	-	209,129	-
Share of (income) loss from investment in associates	8	(6,158)	1,176,518	72,260	1,272,347
Interest and accretion	12, 14, 15, 16, 17	480,987	1,361,524	1,272,301	2,686,785
Change in fair value of investment	7	160,655	(11,601)	156,671	163,015
Gain on repayment of long-term debt	14	-	-	(39,502)	-
Loss on settlement of vendor-take-back loan	17	316,241	-	316,241	-
Loss on revaluation of deferred payment liability	16	89,184	-	89,184	-
Interest income		(22,911)	(15,007)	(41,231)	(76,530)
Net loss before income taxes		(12,758,511)	(6,781,794)	(26,370,371)	(12,348,477)

Income taxes
Current tax expense		48,692	11,381	34,037	11,381
Deferred tax recovery		(45,282)	(442,195)	(125,061)	(442,195)
Net loss for the period		(12,761,921)	(6,350,980)	(26,279,347)	(11,917,663)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Foreign currency translation adjustment		(73,592)	(198,752)	(121,294)	3,619
Net loss and comprehensive loss for the period		$(12,835,513)	$(6,549,732)	$(26,400,641)	$(11,914,044)
Net loss and comprehensive loss per share, basic and diluted		$(0.11)	$(0.09)	$(0.23)	$(0.16)
Weighted average number of common shares outstanding, basic and diluted		117,523,027	74,210,312	114,509,330	73,367,225

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity

For the six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

						Shares to	Accumulated other		Total
		Number of		Contributed	Warrant	be returned	comprehensive		shareholders’
	Note	shares	Share capital	surplus	reserve	to treasury	income (loss)	Deficit	equity

Balance, December 31, 2019		72,091,673	$176,511,857	$9,439,324	$15,404,728	$(3,858,756)	$90,078	$(78,930,532)	$118,656,699
Shares issued upon exercise of warrants	18	1,988,429	7,161,220	-	(4,982,369)	-	-	-	2,178,851
Shares issued upon exercise of options	18	131,875	489,280	(439,913)	-	-	-	-	49,367
Share-based compensation	20	-	-	669,248	-	-	-	-	669,248
Expiry of warrants	19	-	-	-	(2,372,764)	-	-	2,372,764	-
Other comprehensive income for the period		-	-	-	-	-	3,619	-	3,619
Net loss for the period		-	-	-	-	-	-	(11,917,663)	(11,917,663)
Balance, June 30, 2020		74,211,977	$184,162,357	$9,668,659	$8,049,595	$(3,858,756)	$93,697	$(88,475,431)	$109,640,121

Balance, December 31, 2020		104,930,981	$232,616,997	$7,494,164	$-	$-	$45,428	$(98,285,532)	$141,871,057
Issuance of shares for offerings, net of transaction cost	18	15,983,000	95,183,398	-	-	-	-	-	95,183,398
Issuance of shares to effect the Vedatis acquisition	5	226,563	2,374,380	-	-	-	-	-	2,374,380
Issuance of shares to effect the Tabwire acquisition	5	790,094	5,238,323	-	-	-	-	-	5,238,323
Shares issued upon exercise of options	18	363,176	1,405,323	(620,892)	-	-	-	-	784,431
Shares issued upon conversion of convertible debentures	15, 18	2,835,289	7,626,957	-	-	-	-	-	7,626,957
Shares issued for settlement of deferred payment liability	16, 18	429,354	632,800	-	-	-	-	-	632,800
Share-based compensation	20, 21	-	-	9,718,345	-	-	-	-	9,718,345
Other comprehensive loss for the period		-	-	-	-	-	(121,294)	-	(121,294)
Net loss for the period		-	-	-	-	-	-	(26,279,347)	(26,279,347)
Balance, June 30, 2021		125,558,457	$345,078,178	$16,591,617	$-	$-	$(75,866)	$(124,564,879)	$237,029,050

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

		For the six months ended
	Note	June 30, 2021	June 30, 2020

Cash flows from operating activities
Net loss for the period		$(26,279,347)	$(11,917,663)
Items not affecting cash:
Amortization and depreciation	9, 10, 12	3,295,437	2,348,532
Share-based compensation	20, 21	9,718,345	669,248
Interest and accretion	12, 14, 15, 16, 17	465,657	897,397
Deferred tax recovery		(125,061)	(442,195)
Gain on player buyout	10	-	(204,764)
Foreign exchange loss (gain)		587,716	(14,831)
Gain on repayment of long-term debt	14	(39,502)	-
Loss on settlement of vendor-take-back loan	17	316,241	-
Loss on revaluation of deferred payment liability	16	89,184	-
Capitalized interest and success fee		-	1,382,646
Shares for services		185,662	92,115
Change in fair value of investment	7	156,671	163,015
Share of loss from investment in associates	8	72,260	1,272,347
Changes in working capital
Changes in trade and other receivables		375,985	(177,083)
Changes in prepaid expenses		(3,608,526)	121,589
Changes in loans receivable		37,500	-
Changes in accounts payable and accrued liabilities		(2,511,575)	(902,945)
Changes in contract liabilities		998,992	(299,600)
Changes in income tax receivable		(206,083)	(285,630)
Net cash used in operating activities		(16,470,444)	(7,297,822)

Cash flows from investing activities
Cash paid for mergers and acquisitions	5	(12,549,396)	-
Cash acquired from mergers and acquisitions	5	162,674	-
Proceeds from disposal of investment		-	680,000
Proceeds from disposal of intangible assets	10	-	204,764
Investment in associate	8	-	(500,000)
Acquisition of property and equipment	9	(3,398)	(4,871)
Net cash (used in) provided by investing activities		(12,390,120)	379,893

Cash flows from financing activities
Proceeds from the issuance of shares for offerings, net of transaction costs	18	95,183,398	-
Proceeds from long-term debt	14	944,787	-
Repayment of long-term debt	14	(13,773,470)	-
Proceeds from exercise of warrants		-	2,178,850
Proceeds from exercise of options	18	784,431	49,367
Repayment of vendor-take-back loan	17	(6,158,329)	-
Lease payments	12	(392,175)	(121,702)
Net cash provided by financing activities		76,588,642	2,106,515

Foreign exchange effect on cash		(684,328)	20,201
Net change in cash		47,043,750	(4,791,213)
Cash, beginning of period		4,323,823	13,211,722
Cash, end of period		$51,367,573	$8,420,509

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020
(Unaudited - Expressed in Canadian Dollars)

1.	Nature of operations

Enthusiast Gaming Holdings Inc. (the “Company” or “Enthusiast”) was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018. The Company is publicly traded on the Toronto Stock Exchange (“TSX”) and Nasdaq Global Select Market (“Nasdaq”) under the symbol “EGLX”. On April 21, 2021 the common shares of the Company commenced trading on the Nasdaq. The Company maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia and its executive office at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

The Company’s principal business activities are comprised of media and content, entertainment and esports. The Company’s digital media platform includes 100+ gaming related websites and 1,000 YouTube channels. The Company’s esports division, Luminosity Gaming Inc., is a leading global esports franchise that consists of 7 professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. The Company’s entertainment business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX, and the largest mobile gaming event in Europe, Pocket Gamer Connects.

On August 30, 2020, the Company acquired all of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”) pursuant to a share purchase agreement dated August 6, 2020 (the “Omnia SPA”). The Omnia SPA is accounted for in accordance with IFRS 3, as the operations of Omnia constitute a business.

On May 1, 2021, the Company acquired all of the issued and outstanding shares of Vedatis SAS (“Vedatis”) pursuant to a share purchase agreement dated May 1, 2021 (the “Vedatis SPA”). The Vedatis SPA is accounted for in accordance with IFRS 3, as the operations of Vedatis constitute a business.

On June 21, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Media (US) Inc., acquired all of the issued and outstanding membership interest of Tabwire LLC (“Tabwire”) pursuant to an equity purchase agreement dated April 22, 2021 (the “Tabwire EPA”). The Tabwire EPA is accounted for in accordance with IFRS 3, as the operations of Tabwire constitute a business.

The Omnia SPA, Vedatis SPA and Tabwire EPA are called the “Mergers and Acquisitions” in these condensed consolidated interim financial statements. For information relating to the accounting of the Omnia SPA refer to Note 5 of the audited consolidated financial statements of the Company for the year ended December 31, 2020. For information relating to the accounting of the Vedatis SPA and Tabwire EPA see Note 5.

Approval of Financial Statements

These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors of the Company on August 9, 2021.

2.	Statement of compliance and basis of preparation

(i)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting.

The condensed consolidated interim financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee.

(ii)	Basis of presentation

The condensed consolidated interim financial statements are prepared under the historical cost convention except for the revaluation of certain financial assets and liabilities to fair value. All financial information is presented in Canadian dollars, except as otherwise noted.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

2.	Statement of compliance and basis of preparation (continued)

(iii)	Basis of consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the condensed consolidated interim financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

These condensed consolidated interim financial statements include the accounts of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly-owned subsidiaries:

Accounting
Name of Subsidiary	Jurisdiction	Functional Currency	Method

Aquilini GameCo Inc.	Canada	Canadian dollars	Consolidation
GameCo eSports USA Inc.	USA	U.S. dollars	Consolidation
Luminosity Gaming Inc.	Canada	Canadian dollars	Consolidation
Luminosity Gaming (USA) LLC	USA	U.S. dollars	Consolidation
Enthusiast Gaming Properties Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming Live Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media (US) Inc.	USA	U.S. dollars	Consolidation
Tabwire LLC	USA	U.S. dollars	Consolidation
Enthusiast Gaming Media Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media II Holdings Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media III Holdings Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming (TSR) Inc.	Canada	U.S. dollars	Consolidation
Hexagon Games Corp.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming (PG) Inc.	Canada	Canadian dollars	Consolidation
Steel Media Limited	England and Wales	UK Pound Sterling	Consolidation
Omnia Media Inc.	USA	U.S. dollars	Consolidation
Vedatis SAS	France	Euro	Consolidation

Refer to Note 8 for the Company’s investment in associates.

3.	Significant accounting policies

The Company’s accounting policies, as described in Note 3, Significant Accounting Policies, of the Company’s audited consolidated financial statements for the year ended December 31, 2020, have been applied consistently to all periods presented in these condensed consolidated interim financial statements. Refer to those audited consolidated financial statements for the significant accounting policies which remain unchanged as at June 30, 2021, except as noted below.

(i)	Restricted share units

The Company has a Share Unit Plan for directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. Fair value of equity-settled restricted share units is measured at the grant date based on the market value of the Company’s common shares on that date. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest with the offset credited to contributed surplus. The number of awards expected to vest is reviewed quarterly with any impact being recognized immediately.

When common shares are issued for restricted share units, the fair value attributed to these restricted share units is transferred from contributed surplus to share capital.

No new standards, interpretations or amendments were adopted for the first time from January 1, 2021.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

4.	Significant accounting judgments, estimates and uncertainties

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

There have been no significant changes to the Company’s significant accounting judgments, estimates and uncertainties, as described in Note 4, Significant Accounting Judgments, Estimates and Uncertainties, of the Company’s audited consolidated financial statements for the year ended December 31, 2020.

In March 2020, the World Health Organization declared the outbreak of the novel strain of the coronavirus, specifically identified as SARS-CoV-2, to be a pandemic. Responses to the SARS-CoV-2 outbreak have resulted in governments worldwide enacting emergency measures to combat the spread of the virus, causing disruptions to business operations worldwide and a significant increase in economic uncertainty, with more volatile commodity prices and currency exchange rates, and a marked decline in long-term interest rates. These events are resulting in a challenging economic climate in which it is difficult to reliably estimate the length or severity of these developments and their financial impact. The direct and indirect impact to the Company has been considered in management’s judgments, estimates and uncertainties at period-end. Although management has determined that no significant revisions to such estimates, judgments or assumptions were required at period-end, there could be a further prospective material impact in future periods to the extent that the negative impacts from SARS-CoV-2 continue or worsen. The Company is monitoring developments of the SARS-CoV-2 outbreak and will adapt its business plans accordingly.

5.	Mergers and acquisitions

(i)	Vedatis SPA

As described in Note 1, on May 1, 2021, the Company completed the acquisition of Vedatis. Based in Lyon, France, Vedatis owns the web property Icy Veins. Pursuant to the terms of the Vedatis SPA, the Company acquired all of the outstanding common shares of Vedatis in exchange for i) a cash payment of Euro €3,500,000, subject to a Euro €100,000 target working capital adjustment, which was paid on April 28, 2021, (ii) the issuance of Euro €1,500,000 of common shares of the Company, for which 226,563 common shares were issued on May 4, 2021, (iii) a cash payment of Euro €1,250,000 on the first anniversary of closing which was paid to escrow on June 23, 2021, (iv) a payment of Euro €750,000 on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, and (v) an earn-out payment based on the performance of Vedatis.

The earn-out payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation and amortization for the best four consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following May 1, 2021. The Company has, at its option, the ability to settle the earn-out payment half in cash and half in common shares. The earn-out payment is to be paid no later than 60 days from the completion of the earn-out period.

Following the acquisition, the Company controls Vedatis and for accounting purposes the Company is deemed the acquirer. The Vedatis SPA is accounted for in accordance with IFRS 3 as the operations of Vedatis constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Vedatis’ identifiable net assets acquired are recognized at their fair value.

The Vedatis SPA has been accounted for at the fair value of the consideration provided to Vedatis, consisting of cash, common shares and the deferred payment liability. The Company’s deferred payment liability to the former shareholders of Vedatis is carried at fair value. Management uses current and historical operational results, estimates and probabilities of future earnings and discounted cash flows to estimate the earn-out payment, see Note 16.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

(i)	Vedatis SPA (Continued)

At the time of issuance of these condensed consolidated interim financial statements, certain aspects of the valuation are not finalized, accordingly the preliminary purchase price allocation is subject to change. The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Provisional Fair Values
Fair value of identifiable net assets
Cash	$156,168
Trade and other receivables	72,915
Property and equipment	2,097
Intangible assets	3,511,000
Goodwill	9,372,025
Accounts payable and accrued liabilities	(599,981)
Contract liabilities	(45,391)
Income tax payable	(233,829)
Deferred tax liability	(878,284)
$11,356,720

Purchase Price
Consideration:
Cash (a)	$7,006,067
Fair value of 226,563 common shares issued at $10.48 per share (b)	2,374,380
Deferred payment liability (c)	2,649,930
Settlement of pre-existing relationship (d)	(673,657)
$11,356,720

a.	Cash consists of the $7,130,507 (Euro €4,750,000) paid less estimated working capital recovery of $124,440.

b.	The fair value per share was measured to be $10.48 based on the closing price of the Company’s shares on the TSX on the date of acquisition.

c.	The fair value of the deferred payment liability is the present value of the payment of $1,109,850 (Euro €750,000) due on the first anniversary of closing and the present value of estimated earn-out payable to the former shareholders of Vedatis of $1,920,745 (Euro €1,297,976), see note 16.

d.	The settlement of a pre-existing relationship consists of accounts payable by the Company to Vedatis with a fair value of $673,657 which was effectively settled on the date of acquisition.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as brand name, subscriber relationships and website content, and synergies expected to be achieved from integrating Vedatis into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

(ii)	Tabwire EPA

As described in Note 1, on June 21, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Media (US) Inc. completed the acquisition of Tabwire. Based in Chicago, Illinois, Tabwire is a technology company that gives gamers the ability to login directly to view their game data in real time. Pursuant to the term of the Tabwire EPA, the Company acquired all of the outstanding membership interest of Tabwire in exchange for i) a cash payment of USD $5,000,000, subject to an accounts receivable adjustment, which was paid on June 23, 2021, and (ii) the issuance of USD $6,000,000 of common shares of the Company, for which 790,094 common shares were issued on June 21, 2021.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

(ii)	Tabwire EPA (Continued)

Following the acquisition, the Company controls Tabwire and for accounting purposes the Company is deemed the acquirer. The Tabwire EPA is accounted for in accordance with IFRS 3 as the operations of Tabwire constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Tabwire’s identifiable net assets acquired are recognized at their fair value.

The Tabwire SPA has been accounted for at the fair value of the consideration provided to Tabwire, consisting of cash and common shares.

At the time of issuance of these condensed consolidated interim financial statements, certain aspects of the valuation are not finalized, accordingly the preliminary purchase price allocation is subject to change. The following table summarizes the recognized amounts of assets acquired, liabilities assumed and consideration paid, at the date of acquisition:

Provisional Fair Values
Fair value of identifiable net assets
Cash	$6,506
Trade and other receivables	76,647
Intangible assets	3,188,000
Goodwill	9,159,657
Accounts payable and accrued liabilities	(6,097)
Contract liabilities	(2,388)
Deferred tax liability	(972,340)
$11,449,985

Purchase Price
Consideration:
Cash (a)	$6,262,616
Fair value of 790,094 common shares issued at $6.63 per share (b)	5,238,323
Settlement of pre-existing relationship (c)	(50,954)
$11,449,985

a.	Cash consists of the $6,143,500 (USD $5,000,000) paid and the estimated accounts receivable adjustment payable of $119,116.

b.	The fair value per share was measured to be $6.63 based on the closing price of the Company’s shares on the TSX on the date of acquisition.
c.	The settlement of a pre-existing relationship consists of accounts payable by the Company to Tabwire with a fair value of $50,954 which was effectively settled on the date of acquisition.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill represents intangible assets that cannot be measured directly such as brand name, subscriber relationships and developed technology, and synergies expected to be achieved from integrating Vedatis into the Company’s existing business. Goodwill is not expected to be deductible for tax purposes.

For a pre-existing relationship between the Company, Vedatis and Tabwire, that is not extinguished on the business combination, such a relationship is considered effectively settled as part of the business combination even if it is not legally cancelled. At the acquisition date, it becomes an intercompany relationship and is elimination upon consolidation.

The acquisition of Vedatis and Tabwire is consistent with the Company’s targeted acquisition strategy of identifying value-enhancing independent gaming web and video properties that can enhance viewership base, data and analytics platform and pricing optimization strategy.

The Company incurred transaction costs of $209,129 relating to the Vedatis SPA and Tabwire EPA which is included in net loss and comprehensive loss.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

5.	Mergers and acquisitions (Continued)

Since the date of acquisition of Vedatis, revenue of $83,330 and a net loss of $228,529 have been included in the condensed consolidated interim statement of loss and comprehensive loss relating to Vedatis. Since the date of acquisition of Tabwire, revenue of $10,278 and a net loss of $4,188 have been included in the condensed consolidated interim statement of loss and comprehensive loss relating to Tabwire. If the Vedatis and Tabwire acquisitions had occurred on January 1, 2021 pro-forma revenue and net loss would have been $67,359,185 and $25,819,686 respectively for six months ended June 30, 2021.

6.	Trade and other receivables

Trade and other receivables consist of the following:

	June 30, 2021	December 31, 2020
Trade receivables (Note 22, 24)	$18,118,450	$18,583,585
HST and VAT receivables	257,414	303,739
Other receivables (Note 22)	4,004,357	3,604,738
Expected credit loss provision (Note 24)	(57,608)	(67,466)
	$22,322,613	$22,424,596

7.	Investments

In April 2019, Enthusiast Gaming Properties Inc. (“Enthusiast Properties”) entered into a Senior Convertible Debenture Purchase Agreement to invest in Addicting Games Inc. (“Addicting Games”), one of the largest online game networks in the United States. Under the Senior Convertible Debenture Purchase Agreement, Enthusiast Properties invested USD $1,500,000 by way of a 3-year secured convertible debenture with interest accruing at 2% per annum. The convertible debenture and accrued interest can be converted into common shares of Addicting Games at the option of the Company based on a conversion price which is the lesser of the price of the common shares as valued in Addicting Games’ next equity raise or a liquidation event or by dividing USD $30,000,000 by the aggregate number of outstanding common shares, warrants and options.

The convertible debenture has been accounted for in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

The fair value of the convertible debenture was valued using a binomial model using a ‘with derivatives’ and ‘without derivatives’ approach. The ‘with derivatives’ approach fair values the convertible debenture with the conversion option. The ‘without derivatives’ approach fair values the convertible debenture by treating the debt component of the loan as a plain vanilla bond. The fair value of the debt portion was determined using the discounted cash flow method by discounting the expected cash flows using a risk-adjusted discount rate. The difference in fair values from the ‘with’ and ‘without’ approaches represents the fair value of the embedded derivative component (the conversion option). The ‘with’ and ‘without’ scenarios assumed the occurrence of i) a liquidity event, as well as, ii) a non-liquidity event, and considered the fair value of the conversion option to be the weighted average of these two values.

The valuation of the investment included the following inputs for a liquidity event:

	June 30, 2021	December 31, 2020

Liquidity event probability	50.00%	50.00%
Exercise price for conversion	USD $15	USD $15
Time to maturity	0.26 years	0.51 years
Initial stock price	USD $15	USD $15
Volatility	125.00%	131.10%
Risk free interest rate	0.05%	0.09%
Credit spread	242 bps	317 bps
Risk adjusted rate	2.46%	3.26%
Discount for lack of marketability (“DLOM”)	19.00%	21.00%
Synthetic credit rating	B	B+

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

7.	Investments (continued)

The valuation of the investment included the following inputs for a ‘no’ liquidity event:

	June 30, 2021	December 31, 2020

‘No’ liquidity event probability	50.00%	50.00%
Exercise price for conversion	USD $15	USD $15
Time to maturity	0.78 years	1.27 years
Initial stock price	USD $15	USD $15
Volatility	125.00%	144.70%
Risk free interest rate	0.07%	0.11%
Credit spread	266 bps	346 bps
Risk adjusted rate	2.70%	3.57%
DLOM	19.00%	21.00%
Synthetic credit rating	B	B+

As at June 30, 2021, the expected liquidity event date is estimated to be October 4, 2021. As at December 31, 2020, the expected liquidity event date was estimated to be July 5, 2021.

As at June 30, 2021, the debt portion has been valued at $1,934,375 (December 31, 2020 - $1,948,950) and the derivative portion has been valued at $444,321 (December 31, 2020 - $657,150). The fair value of the long-term investment is $2,378,696 (December 31, 2020 - $2,606,100). The loss from the change in the fair value of the long-term investment during the six months ended June 30, 2021 of $156,671 (June 30, 2020 – $163,015) is included in the condensed consolidated interim statement of loss and comprehensive loss. The loss from the change in foreign exchange movements during the six months ended June 30, 2021 of $70,733 (June 30, 2020 – gain of $122,500) is included in the foreign currency translation adjustment in the condensed consolidated interim statement of loss and comprehensive loss.

Investments consist of the following:

	June 30, 2021	December 31, 2020

Addicting Games Inc.	$2,378,696	$2,606,100
Guaranteed investment certificates	124,996	124,998
Total investments	2,503,692	2,731,098
Current portion of investments	2,503,692	124,998
Long-term portion of investments	$-	$2,606,100

8.	Investment in associates

On August 30, 2019, pursuant to an investment agreement between Aquilini GameCo Inc. (“GameCo”) and Aquilini Properties LP (a related party by nature of it being under the control or direction of the Chairman of the Company), GameCo acquired 100 class B common shares of AIG eSports Canada Holdings Ltd. (“AIG Canada”) for $1,246,125 (USD $937,500), and GameCo eSports USA Inc. acquired a 25% non-voting participating interest in AIG eSports USA Intermediate Holdings, LLC, (“AIG USA”) for $414,594 (USD $312,500). Collectively, AIG Canada and AIG USA own and manage professional esports teams in Canada and the United States. Aquilini Properties LP controls AIG Canada and AIG USA.

On April 22, 2020 and September 23, 2020, the Company made capital contributions of $500,000 and $1,252,312 respectively to AIG Canada. On September 23, 2020, the Company made a capital contribution of $417,438 to AIG USA.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

8.	Investment in associates (continued)

A summary of the Company’s investment in associate is as follows:

	AIG Canada	AIG USA	Total

Balance, December 31, 2019	$503,965	$410,330	$914,295
Contributions - cash	1,752,312	417,438	2,169,750
Share of net loss from investment in associate	(1,590,286)	(466,849)	(2,057,135)
Balance, December 31, 2020	$665,991	$360,919	$1,026,910
Share of net loss from investment in associate	(5,730)	(66,530)	(72,260)
Balance, June 30, 2021	$660,261	$294,389	$954,650

9.	Property and equipment

	Furniture and	Computer	Leasehold	Production
	fixtures	equipment	improvements	equipment	Total
Cost
Balance, December 31, 2019	$119,730	$115,140	$84,385	$-	$319,255
Mergers and Acquisitions	61,585	70,026	4,224	47,251	183,086
Additions	4,871	2,388	-	-	7,259
Effect of movement inexchange rates	(3,092)	(3,677)	(1,402)	(1,317)	(9,488)
Balance, December 31, 2020	$183,094	$183,877	$87,207	$45,934	$500,112
Mergers and Acquisitions (Note 5)	-	2,097	-	-	2,097
Additions	-	3,398	-	-	3,398
Effect of movement in exchange rates	(3,470)	(4,754)	(1,805)	(1,219)	(11,248)
Balance, June 30, 2021	$179,624	$184,618	$85,402	$44,715	$494,359

Accumulated depreciation
Balance, December 31, 2019	$5,484	$12,231	$3,228	$-	$20,943
Depreciation	29,442	69,126	22,237	8,020	128,825
Effect of movement in exchange rates	(841)	(2,509)	(907)	(249)	(4,506)
Balance, December 31, 2020	$34,085	$78,848	$24,558	$7,771	$145,262
Depreciation	15,293	26,241	8,492	6,512	56,538
Effect of movement in exchange rates	(633)	(2,120)	(552)	(248)	(3,553)
Balance, June 30, 2021	$48,745	$102,969	$32,498	$14,035	$198,247

Net book value
Balance, December 31, 2020	$149,009	$105,029	$62,649	$38,163	$354,850
Balance, June 30, 2021	$130,879	$81,649	$52,904	$30,680	$296,112

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

10.	Intangible assets

		Application and					Talent
		technology					management
		development		Subscriber and		Multi channel	and owned and	Talent
	Domain	and website	Brand	sponsorship	Player	network	operated	contracts and
	name	content	name	relationships	contracts	license	content brand	digital content	Total

Cost
Balance, December 31, 2019	$40,930,000	$3,252,104	$8,602,563	$6,832,646	$2,901,900	$-	$-	$-	$62,519,213
Mergers and Acquisitions	-	-	-	-	-	10,749,000	9,363,000	5,507,000	25,619,000
Disposals	-	-	-	-	(2,590,700)	-	-	-	(2,590,700)
Effect of movement in foreign exchange rates	-	(1,182)	-	-	-	-	-	-	(1,182)
Balance, December 31, 2020	$40,930,000	$3,250,922	$8,602,563	$6,832,646	$311,200	$10,749,000	$9,363,000	$5,507,000	$85,546,331
Mergers and Acquisitions (Note 5)	-	1,043,000	5,537,000	119,000	-	-	-	-	6,699,000
Effect of movement in foreign exchange rates	-	(2,337)	(4,544)	(297)	-	-	-	-	(7,178)
Balance, June 30, 2021	$40,930,000	$4,291,585	$14,135,019	$6,951,349	$311,200	$10,749,000	$9,363,000	$5,507,000	$92,238,153

Accumulated amortization
Balance, December 31, 2019	$-	$395,893	$-	$239,200	$1,866,800	$-	$-	$-	$2,501,893
Amortization	-	1,627,117	-	716,300	1,035,100	365,200	-	787,100	4,530,817
Disposals	-	-	-	-	(2,590,700)	-	-	-	(2,590,700)
Effect of movement in foreign exchange rates	-	(1,686)	-	-	-	-	-	-	(1,686)
Balance, December 31, 2020	$-	$2,021,324	$-	$955,500	$311,200	$365,200	$-	$787,100	$4,440,324
Amortization	-	832,985	-	365,651	-	537,460	-	1,158,420	2,894,516
Effect of movement in foreign exchange rates	-	22	-	4	-	-	-	-	26
Balance, June 30, 2021	$-	$2,854,331	$-	$1,321,155	$311,200	$902,660	$-	$1,945,520	$7,334,866

Net book value
Balance, December 31, 2020	$40,930,000	$1,229,598	$8,602,563	$5,877,146	$-	$10,383,800	$9,363,000	$4,719,900	$81,106,007
Balance, June 30, 2021	$40,930,000	$1,437,254	$14,135,019	$5,630,194	$-	$9,846,340	$9,363,000	$3,561,480	$84,903,287

During the six months ended June 30, 2020, the Company entered into a buyout agreement relating to a player contract for gross proceeds of $204,764. The net book value on the date of termination of the player contract was $Nil resulting in a gain on disposal of intangible assets of $204,764. The gain on disposal is included in revenue in the condensed consolidated interim statement of loss and comprehensive loss. During the year ended December 31, 2020, the Company recorded disposals of $2,389,000 of player contract cost and accumulated amortization for players no longer on the Company’s active roster. There were no disposals during the six months ended June 30, 2021.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

11.	Goodwill

The following comprises the balance of goodwill by cash-generating unit (“CGU”). Goodwill arose through the acquisitions of (i) Luminosity Gaming Inc. (“Luminosity”) on August 27, 2019; (ii) Enthusiast Properties on August 30, 2019; (iii) Steel Media Limited (“Steel Media”) on October 3, 2019; (iv) Omnia on August 30, 2020; (v) Vedatis on May 1, 2021; and (vi) Tabwire on June 21, 2021. In April 2019 Enthusiast Properties acquired 100% of the assets of The Sims Resource (“TSR”) from Generatorhallen AB and IBIBI HB, TSR is identified as a separate CGU within Enthusiast Properties.

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Total

Balance, December 31, 2019	$54,467,041	$20,898,598	$6,003,150	$1,890,627	$-	$83,259,416
Mergers and Acquisitions	-	-	-	-	22,921,670	22,921,670
Balance, December 31, 2020	$54,467,041	$20,898,598	$6,003,150	$1,890,627	$22,921,670	$106,181,086
Mergers and Acquisitions (Note 5)	18,531,682	-	-	-	-	18,531,682
Balance, June 30, 2021	$72,998,723	$20,898,598	$6,003,150	$1,890,627	22,921,670	$124,712,768

The Company performs its annual impairment tests at December 31 or at an interim date when events or changes in the business environment (triggering events) would more likely than not reduce the fair value of a CGU below its carrying value. During the six months ended June 30, 2021, the Company concluded that there were no triggering events requiring an impairment assessment.

12.	Right-of-use asset and lease liability

The Company’s leased assets consist of office premises. When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using incremental borrowing rates of 4.20% to 5.00%.

Right-of-use asset	Amount

Balance, December 31, 2019	$733,413
Building lease additions - cost	162,226
Building lease additions - cost, mergers and acquisitions	2,392,984
Depreciation	(377,145)
Effect of movement in exchange rates	(63,078)
Balance, December 31, 2020	$2,848,400
Depreciation	(344,383)
Effect of movement in exchange rates	(57,056)
Balance, June 30, 2021	$2,446,961

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

12.	Right-of-use asset and lease liability (continued)

Lease liability	Amount

Balance, December 31, 2019	$742,212
Building lease additions - finance cost	162,226
Building lease additions - finance cost, mergers and acquisitions	2,398,085
Payments	(404,958)
Interest cost	56,720
Effect of movement in exchange rates	(67,619)
Balance, December 31, 2020	$2,886,666
Payments	(392,175)
Interest cost	58,631
Effect of movement in exchange rates	(58,875)
Balance, June 30, 2021	2,494,247
Current portion of contract lease liability	503,102
Long-term portion of contract lease liability	$1,991,145

Note 24 provides a summary of undiscounted lease payments to be made as at the statement of financial position date. Variable lease payments during the six months ended June 30, 2021, which are not included in lease liability are $113,934 (June 30, 2020 - $84,773). The total cash outflow for leases during the six months ended June 30, 2021 is $506,109 (June 30, 2020 - $206,475).

13.	Accounts payable and accrued liabilities

	June 30, 2021	December 31, 2020

Accounts payable	$17,000,928	$19,826,473
Accrued liabilities	4,900,909	3,776,074
	$21,901,837	$23,602,547

The Company, in the course of its normal operations, is subject to claims, lawsuits, and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a material impact on its consolidated financial position.

14.	Long-term debt

Under the terms of a loan facility agreement dated August 2, 2019, an arm’s length lender (the “Lender”) agreed to provide the Company with a loan of up to $20,000,000 (the “Facility”) comprising two advances: (i) an initial advance in an amount of up to $3,000,000 (the “Initial Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain conditions precedent and (ii) a further advance in an amount equal to the remaining difference between $20,000,000 and the amount of the Initial Advance (the “Further Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain additional conditions precedent, including the completion of the acquisition of Enthusiast Properties. The Company received the Initial Advance and Further Advance, aggregating $20,000,000, during the year ended December 31, 2019. The Facility is secured by the Company’s assets.

The loan has a term (the “Term”) which expires on August 2, 2021, the date that is 24 months from the date of the Initial Advance (the “Maturity Date”). Interest (or standby fees at an equivalent rate in lieu thereof) accrues at a rate per annum that is equal to the prime rate plus 5.05% calculated on the aggregate amount of the Facility, compounded monthly, whether or not the conditions precedent are satisfied or the Facility is advanced. The Company has further agreed to pay the Lender a success fee an amount that is equal to 4.1% per annum, payable monthly, calculated on the full amount of the Facility from the date of the Initial Advance.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

14.	Long-term debt (continued)

Interest (and any such equivalent amount by way of standby fee) and the success fee will be capitalized during the first 12 months of the Term and, commencing in August 2020, interest and the success fee shall be payable in cash on the last business day of each and every month until the Maturity Date.

The Company will be entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty after the date that is twelve (12) months following the date of completion of the acquisition of Enthusiast Properties.

On August 30, 2020 the Company entered into an amending facility agreement (the “Amended Facility”). The Amended Facility extended the Facility expiry Term to September 6, 2022 and commencing in August 2021 principal repayments of $250,000 per month are payable every month until maturity, the remaining outstanding principal amount will be repaid on September 6, 2022. The Company will be entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty. The Company incurred an amendment fee in the amount of $200,000 in connection with the Amended Facility which has been netted against the long-term debt balance.

On November 27, 2020 the Company entered into an amending and restated facility agreement (the “Amended and Restated Facility”). The Amended and Restated Facility increased the total size of the loan and allows for three loans, Facility A, B and C. Facility A and B are revolving loans up to $10,000,000 each. Facility C is a term loan in the amount of $10,000,000. Facility A and B are limited to an aggregate principal amount of $14,000,000. The maximum amount of Facility A is based on the aggregate of 85% eligible accounts receivable less the amount of Facility A then outstanding and less amounts payable and reserves for material subsidiaries. The Company incurred transaction cost of $17,500 in connection with the Amended and Restated Facility which has been netted against the long-term debt balance.

As terms of the amended facilities were not substantially different from the terms of the Facility, the amendments were determined to be a modification of debt in accordance with IFRS 9, Financial Instruments. A loss on modification of long-term debt in the amount of $814,899 and $325,421 was recognized in the consolidated statement of loss and comprehensive loss the during the year ended December 31, 2020 related to the August 30, 2020 and November 27, 2020 amendments, respectively.

The Amended and Restated Facility is amortized at an effective interest rate of 7.29% following the transaction costs and loss on modification of debt recognized pursuant to the amendments.

The Amended and Restated Facility will be used for purposes of (i) working capital and (ii) to finance future acquisitions.

On December 31, 2020 the Company was advanced $75,333 and $150,667 on Facility A and B respectively for a total advance of $226,000. As at December 31, 2020 the total principal balances of Facility A, B and C are $9,972,104, $2,856,579 and $10,000,000 respectively for a total principal balance of $22,828,682.

On January 18, 2021 and February 3, 2021, the Company was advanced $441,921 and $502,866 respectively on Facility A and B. On February 12, 2021, the Company repaid Facility A and B principal balances of $13,773,470. As at June 30, 2021, the principal balance of Facility C is $10,000,000.

The Amended and Restated Facility is amortized at an effective interest rate of 7.28% following the repayment on February 12, 2021.

During the six months ended June 30, 2021, the Company recognized $468,452 (June 30, 2020 - $972,646) of interest expense, $265,927 (June 30, 2020 - $410,000) of success fee expense and $12,656 (June 30, 2020 – expense of $373,467) of accretion income which are included in interest and accretion in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

14.	Long-term debt (continued)

The following table shows the movement of the long-term debt balance during the period:

Amount
Balance, December 31, 2019	$19,691,220
Capitalized interest	1,016,577
Capitalized success fee	478,333
Advance	226,000
Loss on modification of long-term debt	1,140,320
Transaction cost	(217,500)
Accretion	567,006
Balance, December 31, 2020	$22,901,956
Advances	944,787
Repayments	(13,773,470)
Gain on repayment of long-term debt	(39,502)
Accretion	(12,656)
Balance, June 30, 2021	10,021,115
Current portion of long-term debt	2,750,000
Long-term debt	$7,271,115

The Amended and Restated Facility agreement contains certain covenants that the Company must comply with including maintaining a total consolidated equity of at least $20,000,000 and maintaining a minimum cash balance of $2,000,000. The Company was in compliance with these covenants during the six months ended June 30, 2021.

15.	Convertible debentures

On November 8, 2018, Enthusiast Properties issued convertible debenture units (the “Debenture Units”) for total gross proceeds of $9,000,000.

Each Debenture Unit, issued at a price of $1,000, is comprised of one unsecured convertible debenture (each a “Debenture” and collectively, the “Debentures”), having a principal amount of $1,000 and accruing interest at 9% per annum, payable semi-annually until maturity, and 166 common share purchase warrants of the Company (each, a “Debenture Warrant”). Each Debenture is convertible into shares of the Company at a conversion price of $3.03 per common share (the “Conversion Price”), subject to acceleration in certain events. The Debentures mature on December 31, 2021. Each Debenture Warrant entitles the holder to acquire one share at a price of $3.79 per share for a period of two years, subject to acceleration in certain events. The Debentures and the Debenture Warrants contain customary anti-dilution provisions. The Company also issued 540 Debenture Units to the brokers as part of the transaction. If the brokers subscribe for the Debenture Units, 89,640 warrants will be issued. The brokers did not subscribe for the Debenture Units and they expired unexercised on November 8, 2020.

Beginning on March 9, 2019, the Company may, at its option, require the conversion of the then outstanding principal amount of the Debentures (plus accrued and unpaid interest thereon) at the Conversion Price on not less than 30 days’ notice, should the daily volume-weighted average trading price of the shares of the Company be greater than $4.55 for each of seven consecutive trading days, ending five trading days prior to the applicable date.

The Company may accelerate the expiry date of the then outstanding Debenture Warrants on not less than 30 days’ notice, should the volume-weighted average trading price of the shares be greater than $5.68 for the twenty consecutive trading days, ending five trading days prior to the applicable date.

The fair value of the convertible debentures on the date of the acquisition of Enthusiast Properties was determined to be $6,761,663 measured using a market rate of 13.0% for a similar unsecured debt without the conversion feature. The 1,495,442 warrants issued previously were valued on the date of the acquisition of Enthusiast Properties as consideration in the amount of $2,056,130. The convertible debentures are amortized at an effective interest rate of 22.82%.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

15.	Convertible debentures (continued)

In December 2020, debenture holders converted $400,000 of convertible debentures into 136,649 common shares of the Company. Between January 5, 2021 and January 21, 2021 debenture holders converted $2,600,000 of convertible debentures into 857,180 common shares of the Company. On January 21, 2021, the Company issued notice to the holders of the convertible debentures to exercise the Company’s option to convert the outstanding convertible debentures into common shares of the Company. Through the notice, $6,000,000 of convertible debentures were converted into 1,978,109 common shares of the Company on January 27, 2021.

During the six months ended June 30, 2021, the Company recognized $53,051 (June 30, 2020 - $405,000) of interest expense and $80,504 (June 30, 2020 - $413,484) of accretion expense which is included in interest and accretion in the condensed consolidated interim statement of loss and comprehensive loss.

The following tables shows the movement of the convertible debenture balance during the period:

Amount
Balance, December 31, 2019	$7,015,820
Conversion to equity	(400,000)
Loss on conversion of convertible debentures	49,002
Accretion	881,631
Balance, December 31, 2020	$7,546,453
Conversion to equity	(7,626,957)
Accretion	80,504
Balance, June 30, 2021	$-

16.	Deferred payment liability

The deferred payment liability relates to the acquisition of Steel Media on October 3, 2019 and the acquisition of Vedatis on May 1, 2021.

(i)	Steel Media Deferred Payment Liability

The Steel Media deferred payment liability consists of the present value of a USD $1,000,000 payment (the “Steel Media Deferred Payment”) to be paid on October 3, 2020 and the present value of the earn-out payment (the “Steel Media Earn-Out Payment”) of USD $500,000 expected to be paid based on the performance of Steel Media by April 15, 2022.

The Company has, at its option, the ability to settle USD $500,000 of the remaining Steel Media Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the five trading days immediately prior to October 3, 2020. The Company also has, at its option, the ability to settle USD $500,000 of the Steel Media Earn-Out Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the five trading days immediately prior to the date that the amount of any Steel Media Earn-Out Payment is conclusively determined.

The expected Steel Media Earn-Out Payment is calculated on a dollar-for-dollar basis to the extent the average annualized normalized gross revenue of Steel Media for the period from January 1, 2020 to December 31, 2021 exceeds USD $2,500,000. The maximum Steel Media Earn-Out Payment will not exceed USD $500,000.

The Steel Media Deferred Payment was included in Steel Media’s total purchase price consideration at an initial fair value of $1,211,818 based on a discounted valuation using a 10.00% discount rate. The Steel Media Earn-Out Payment was included in Steel Media’s total purchase price consideration at an initial fair value of $470,625 based on a discounted valuation using a 13.97% discount rate and an expectation that payment of the full earn-out of USD $500,000 is probable.

The Steel Media Deferred Payment and Steel Media Earn-Out Payment are amortized at an effective interest rate of 9.54% and 13.15% respectively.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

16.	Deferred payment liability (continued)

(i)	Steel Media Deferred Payment Liability (Continued)

Between October 16 and November 2, 2020, $659,832 (USD $500,000) of the Steel Media Deferred Payment liability was paid by the Company. On January 20, 2021, the remaining Steel Media Deferred Payment liability of $632,800 (USD $500,000) was settled by the Company through the issuance of 429,354 common shares through the exercise of the Company’s option.

(ii)	Vedatis Deferred Payment Liability

The Vedatis deferred payment liability consists of the present value of a Euro €750,000 payment (the “Vedatis Deferred Payment”) to be paid on May 1, 2022 and the present value of the estimated earn-out payment (the “Vedatis Earn-Out Payment”) expected to be paid based on the performance of Vedatis by August 29, 2025, see Note 5.

The Vedatis Earn-Out Payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation and amortization for the best four consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following May 1, 2021.

The Company has, at its option, the ability to settle the Vedatis Deferred Payment of Euro €750,000 either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the two trading days immediately prior to May 1, 2022. The Company has, at its option, the ability to settle the Vedatis Earn-Out Payment half in cash and half in common shares by the Company, the share payment portion will be settled by the allotment and issuance of such number of common shares determined by the volume weighted average price for the two trading days immediately prior to May 1, 2025.

The Company uses Monte-Carlo simulation valuation techniques to estimate the net present value of the Vedatis Earn-Out Payment. The cash portion and equity portion are present valued separately based on the outcomes of the Monte-Carlo simulation. The Vedatis Earn-Out Payment is revalued each reporting period with changes in fair value of the Vedatis Earn-Out Payment recorded in the consolidated statement of loss and comprehensive loss.

The Vedatis Deferred Payment was included in Vedatis’ total purchase price consideration at an initial fair value of $1,047,028 based on a discounted valuation using a 6% discount rate. The Vedatis Earn-Out Payment was included in Vedatis’ total purchase price consideration at an initial fair value of $1,602,902 based on a discounted valuation using an 8.16% and 0.78% discount rate for the cash settled and equity settled portion, respectively, and an expectation that a Vedatis Earn-Out Payment of $1,920,745 is probable. The Vedatis Deferred Payment is amortized at an effective interest rate of 5.86% and the cash portion of the Vedatis Earn-Out Payment is amortized at an effective interest rate of 8.19%.

On June 30, 2021, the Vedatis Earn-Out Payment was revalued at $1,690,410 based on a discounted valuation using a 7.54% and 0.86% discount rate for the cash settled and equity settled portion, respectively, and an expectation that a Vedatis Earn-Out Payment of $1,994,234 is probable. Following the June 30, 2020 revaluation, the cash portion of the Vedatis Earn-Out Payment is amortized at an effective interest rate of 7.56%.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

16.	Deferred payment liability (continued)

(ii)	Vedatis Deferred Payment Liability (Continued)

The fair value of the Vedatis Earn-Out Payment on the acquisition date and at period end was calculated using the following inputs:

	June 30, 2021	May 1, 2021

Payment date	August 29, 2025	August 29, 2025
Time to maturity	4.17 years	4.33 years
Required metric risk premium	21.75%	21.75%
EBITDA volatility	19.00%	19.00%
Senior credit rating	B-	B-
Earn-out payment credit rating	CCC+	CCC+
Drift rate	0.84%	0.75%
Discount rate (risk free rate) for equity-based payment	0.86%	0.78%
Discount rate (risk adjusted rate) for cash payment	7.54%	8.16%
Discount rate for lack of marketability	Nil%	Nil%

The following table shows the movement of the Steel Media Deferred Payment, the Steel Media Earn-Out Payment, the Vedatis Deferred Payment deferred and the Vedatis Earn-Out Payment balances during the period:

	Steel Media Deferred Payment	Steel Media Earn-Out Payment	Vedatis Deferred Payment	Vedatis Earn-Out Payment	Total

Balance, December 31, 2019	$1,208,413	$473,413	$-	$-	$1,681,826
Accretion	92,767	68,097	-	-	160,864
Payment	(659,832)	-	-	-	(659,832)
Effect of movement in exchange rates	(4,748)	(12,386)	-	-	(17,134)
Balance, December 31, 2020	$636,600	$529,124	$-	$-	$1,165,724
Initial fair value of deferred payment liability	-	-	1,047,028	1,602,902	2,649,930
Accretion	-	37,126	10,105	9,109	56,340
Payment	(632,800)	-	-	-	(632,800)
Loss on revaluation of deferred payment liability	-	-	-	89,184	89,184
Effect of movement in exchange rates	(3,800)	(16,654)	(7,072)	(10,785)	(38,311)
Balance, June 30, 2021	-	549,596	1,050,061	1,690,410	3,290,067
Current portion of deferred payment liability	-	549,596	1,050,061	-	1,599,657
Long-term portion of deferred payment liability	$-	$-	$-	$1,690,410	$1,690,410

17.	Vendor-take-back loan

The vendor-take-back loan (“VTB”) arose on the acquisition of Omnia on August 30, 2020. The VTB has a principal balance of $5,750,000 and accrues interest at 9% per annum, compounded annually and payable at maturity, and matures on August 30, 2023.

The VTB was included in Omnia’s total purchase price consideration at an initial fair value of $5,357,408 based on the present value of the cash flows using a 11.60% discount rate and a maturity date of 36 months. The VTB is amortized at an effective interest rate of 11.03%.

On June 17, 2021, the Company settled the VTB by paying the principal balance of $5,750,000 and accrued interest of $408,329. The Company recognized a loss on settlement of the VTB of $316,241 in the condensed consolidated interim statement of loss and comprehensive loss during the six months ended June 30, 2021.

During the six months ended June 30, 2021, the Company recognized $255,792 (June 30, 2020 - $Nil) of interest expense and $27,046 (June 30, 2020 - $Nil) of accretion expense in relation to the VTB which is included in interest and accretion expense in the condensed consolidated interim statement of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

17.	Vendor-take-back loan (Continued)

The following tables shows the movement of the VTB during the period:

Amount

Balance, December 31, 2019	$-
Initial fair value of vendor-take-back loan	5,357,408
Interest	190,381
Accretion	11,461
Balance, December 31, 2020	$5,559,250
Interest	255,792
Accretion	27,046
Repayments	(6,158,329)
Loss on settlement of vendor-take-back loan	316,241
Balance, June 30, 2021	$-

18.	Share capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

During the six months ended June 30, 2021:

(i)	The Company received proceeds of $784,431 from the exercise of 363,176 stock options. The fair value assigned to these stock options of $620,892 was reclassified from contributed surplus to share capital.

(ii)	The Company issued 2,835,289 common shares from the conversion of convertible debentures (Note 15).

(iii)	On January 20, 2021, the Company issued 429,354 common shares to settle the remaining Steel Media Deferred Payment liability (Note 16).

(iv)	On February 10, 2021, the Company offered and sold a total of 7,383,000 common shares resulting in gross proceeds of $42,452,250 (the “February Offering”). The Company incurred cash share issuance cost of $2,704,571 relating to the February Offering.

(v)	On May 4, 2021, the Company issued 226,563 common shares in connection with the closing of the Vedatis SPA (Note 5).

(vi)	In June 2021, the Company offered and sold a total of 8,600,000 common shares resulting in gross proceeds of $60,137,755 (USD $49,450,000) (the “June Offering”). The Company incurred cash share issuance cost of $4,702,036 relating to the June Offering.

(vii)	On June 21, 2021, the Company issued 790,094 common shares in connection with the closing of the Tabwire EPA (Note 5).

During the six months ended June 30, 2020:

(i)	The Company received proceeds of $2,178,851 from the exercise of 1,988,429 common share purchase warrants. The fair value assigned to these warrants of $4,982,369 was reclassified from warrant reserve to share capital.

(ii)	The Company received proceeds of $49,367 from the exercise of 131,875 stock options. The fair value assigned to these options of $439,913 was reclassified from contributed surplus to share capital.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

19.	Warrants

Each common share warrant entitles the holder to purchase one common share of the Company. The Company has no warrants outstanding as at June 30, 2021.

The following table reflects the continuity of warrants as at June 30, 2021 and December 31, 2020:

	June 30, 2021		December 31, 2020
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Beginning balance	-	$-	7,444,961	$2.03
Granted	-	-	-	-
Exercised	-	-	(3,109,589)	(0.88)
Expired	-	-	(4,335,372)	(2.86)
Ending balance	-	$-	-	$-

The weighted average share price on the date of exercise is $Nil (December 31, 2020 - $2.32).

During the six months ended June 30, 2020, the fair value assigned to 935,297 expired warrants of $2,372,764 was reclassified from warrant reserve to deficit.

20.	Stock options

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the stock option plan (the “Stock Option Plan”) which allows the Board of Directors to grant stock options to directors, officers, employees and consultants of the Company as performance incentives. The maximum number of common shares issuable under the Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company. There are also limitations on the number of common shares issuable to insiders. At the time of granting a stock option, the Board of Directors must approve: (i) the exercise price, being not less than the market value of the common shares; (ii) the vesting provisions; and (iii) the expiry date, generally being no more than ten years after the grant date.

The following table reflects the continuity of stock options as at June 30, 2021 and December 31, 2020:

	June 30, 2021		December 31, 2020
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Beginning balance	2,734,073	$1.61	3,744,095	$1.32
Granted	1,598,905	6.17	-	-
Exercised	(363,176)	(2.16)	(823,937)	(0.27)
Expired	(7,033)	(2.37)	(186,085)	(2.06)
Ending balance	3,962,769	$3.40	2,734,073	$1.61
Exercisable	2,574,198	$1.69	2,242,837	$1.44

The weighted average share price on the date of exercise is $7.25 (December 31, 2020 - $2.25).

On January 20, 2021, following shareholder approval of the Stock Option Plan, the Company issued 743,671 stock options to directors, officers and employees, of which 679,582 were issued to directors and officers. These stock options are exercisable at $3.20, expire December 9, 2025 and vest as follows: (i) 304,709 on January 20, 2021; (ii) 247,890 on January 20, 2022; and (iii) 191,072 on January 20, 2023. These stock options were approved for issuance by the Board of Directors on December 9, 2020, and were granted upon shareholder approval of the Stock Option Plan on January 20, 2021. The fair value of the stock options issued was $4.73 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $6.10; exercise price - $3.20; expected life in years – 4.89 years; expected volatility – 86.59% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 2.90%; and, risk-free interest rate – 0.43%.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

20.	Stock options (continued)

On April 13, 2021, the Company issued 855,234 stock options to directors, officers, employees and consultants, of which 493,969 were issued to directors and officers. These stock options are exercisable at $8.75, expire January 1, 2026 and vest one-third on January 1, 2022, January 1, 2023 and January 1, 2024 respectively. The fair value of these stock options issued was $6.06 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $8.73; exercise price - $8.75; expected life in years – 4.72 years; expected volatility – 92.89% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 2.90%; and, risk-free interest rate – 0.94%.

The Company recorded share-based compensation expense of $3,145,232 (June 30, 2020 - $669,248) for stock options vesting during the six months ended June 30, 2021.

The Company has the following stock options outstanding as at June 30, 2021:

Expiry date	Number of stock options outstanding	Exercise price	Number of stock options exercisable	Weighted average remaining life (years)

October 17, 2022	17,959	$0.80	17,959	1.30
November 18, 2022	874,558	0.37	874,558	1.39
November 14, 2023	13,187	2.37	13,187	2.38
March 29, 2024	324,410	2.37	324,410	2.75
August 27, 2024	943,750	2.40	849,375	3.16
December 9, 2025	743,671	3.20	304,709	4.45
January 1, 2026	855,234	8.75	-	4.51
December 12, 2028	190,000	1.00	190,000	7.46
	3,962,769	$3.40	2,574,198	3.46

21.	Share Units

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the Share Unit Plan (“SU Plan”) which allows for the issuance of restricted share units and performance share units (collectively “Share Units”) to directors, officers, employees and consultants. The Board of Directors, or a committee appointed by the Board of Directors, will establish vesting conditions of Share Units at the time of grant. The maximum number of common shares that are issuable to settle Share Units cannot exceed 4% of the aggregate number of common shares issued and outstanding and the maximum number of common shares issuable in aggregate under the SU Plan and other share-based compensation arrangements adopted by the Company cannot exceed 10% of the common shares issued and outstanding. Share Units can be settled in cash or common shares at the option of the Company.

On January 20, 2021, following shareholder approval of the SU Plan, the Company issued 1,251,162 restricted share units to directors, officers and employees, of which 1,158,772 were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 1,251,162 common shares of the Company. These restricted share units vest as follows: (i) 530,692 on January 20, 2021; (ii) 417,054 on January 20, 2022; and (iii) 303,416 on January 20, 2023. These restricted share units were approved for issuance by the Board of Directors on December 9, 2020, and were granted upon shareholder approval of the SU Plan on January 20, 2021. These restricted share units have been fair valued based on the quoted market price on the date of issuance of $6.10 per common share.

On April 13, 2021, the Company issued 1,242,577 restricted share units to directors, officers, employees and employees, of which 636,887 were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 1,242,577 common shares of the Company. These restricted share units vest one-third on January 20, 2022, January 20, 2023 and January 20, 2024 respectively. These restricted share units have been fair valued based on the quoted market price on the date of issuance of $8.73 per common share.

The Company recorded share-based compensation expense of $6,573,113 (June 30, 2020 - $Nil) for restricted share units vesting during the six months ended June 30, 2021.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

21.	Share Units (Continued)

The Company has the following restricted share units outstanding as at June 30, 2021:

Number of restricted share units	June 30, 2021	December 31, 2020

Beginning balance	-	-
Granted	2,493,739	-
Ending balance	2,493,739	-
Vested	530,692

22.	Related party transactions and balances

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Corporate Officer, President and former esports President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options and restricted share units vested during the period.

Compensation provided to key management during the period is as follows:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Short-term benefits	$434,395	$469,093	$1,276,804	$803,521
Share-based compensation	2,695,546	207,212	8,031,981	469,087
	$3,129,941	$676,305	$9,308,785	$1,272,608

A summary of other related party transactions is as follows:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Total transactions during the period:
Revenue	$67,769	$386,582	$692,705	$770,638

Expenses
Consulting fees	191,468	556,931	680,864	1,227,270
Interest and accretion	130,332	-	282,838	-
Loss on settlement of vendor-take-back loan	316,241	-	316,241	-
Share of loss from investment in associates	(6,158)	1,176,518	72,260	1,272,347

A summary of related party balances is as follows:

	June 30, 2021	December 31, 2020

Balances receivable (payable):
Investment in associates	$954,649	$1,026,909
Trade and other receivables	4,567,518	4,651,059
Loans receivable	125,995	148,660
Accounts payable and accrued liabilities	(1,190,334)	(686,480)
Contract liabilities	(54,192)	(72,343)
Vendor-take-back loan	-	(5,559,250)

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

22.	Related party transactions and balances (continued)

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of esports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the esports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. On April 1, 2021, the Management SA with AIG eSports LP and Master SA with Vancouver Arena Limited Partnership was terminated. During the six months ended June 30, 2021, the Company recognized management revenue of $379,125 (June 30, 2020 - $770,638) relating to the Management SA, and recognized consulting expenses of $379,125 (June 30, 2020 - $1,227,270) relating to the Master SA. As at June 30, 2021, a balance of $445,076 (December 31, 2020 - $422,642) is included in trade and other receivables.

On April 6, 2020, the Company entered into an Exchange of Marketing Rights and Benefits Agreement with AIG eSports LP and Surge eSports LLC, related parties by nature of them being under the control or direction of the Chairman of the Company. Pursuant to the Exchange of Marketing Rights and Benefits Agreement the Company is to provide media advertising for AIG eSports LP and Surge eSports LLC sponsors and AIG eSports LP and Surge eSports LLC is to provide advertising for the Company. During the six months June 30, 2021, the Company recognized media advertising revenue of $16,579 (June 30, 2020 - $Nil) relating to the Exchange of Marketing Rights and Benefits Agreement. As at June 30, 2021, a balance of $54,192 (December 31, 2020 - $72,343) is included in contract liabilities for media advertising services to be provided by the Company to AIG eSports and Surge eSports LLC.

As at June 30, 2021, a balance of $29,281 (December 31, 2020 - $30,079) and $23,880 (December 31, 2020 - $24,531) is due to AIG eSports LP and Surge eSports LLC, respectively, which is included in accounts payable and accrued liabilities.

As at June 30, 2021, trade and other receivables include $3,152,930 (December 31, 2020 - $3,238,915) of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC.

On August 30, 2020, the Company completed the acquisition of Omnia, following the acquisition Blue Ant and its affiliated companies are related parties to the Company. During the six months ended June 30, 2021, the Company earned media revenue of $297,001 (June 30, 2020 - $Nil) from Blue Ant and its affiliated companies. As at June 30, 2021, the Company has trade and other receivables of $969,512 (December 31, 2020 - $741,403) due from Blue Ant and its affiliated companies. As at June 30, 2021, the Company has accounts payable and accrued liabilities of $576,359 (December 31, 2020 - $380,152) due to Blue Ant and its affiliated companies. See Note 17 for information relating to the VTB loan payable to Blue Ant.

During the six months ended June 30, 2021, the Company recognized consulting expenses of $37,355 (June 30, 2020 - $36,840) to Rivonia Capital Inc., a company in which a director of the Company is a principal. As at June 30, 2021, a balance of $14,181 (December 31, 2020 - $14,012) is included in account payable and accrued liabilities.

During the six months ended June 30, 2021, the Company recognized consulting expenses of $69,836 (June 30, 2020 - $Nil) to Franchise Agency LLC, an agency which represents a director of the Company. As at June 30, 2021, a balance of $294,358 (December 31, 2020 - $Nil) is included in account payable and accrued liabilities.

During the six months ended June 30, 2021 the Company recognized $194,548 (June 30, 2020 - $Nil) in consulting fees relating to Board of Director and committee fees to certain directors. As at June 30, 2021, a balance of $252,275 (December 31, 2020 - $237,706) is included in account payable and accrued liabilities.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

22.	Related party transactions and balances (continued)

As at June 30, 2021, the Company has other receivables due from the Chief Corporate Officer of $Nil (December 31, 2020 - $248,099) relating to proceeds receivable for warrant exercises and withholding taxes receivable for stock option exercises.

As at June 30, 2021, the Company has loans receivable due from the President and Chief Corporate Officer of $80,297 (December 31, 2020 - $96,004) and $45,698 (December 31, 2020 - $52,656) respectively. The loans receivable are non-interest bearing and due on demand.

See Note 8 for information relating to an investment in associates controlled by a related party.

See Note 20 for information relating to stock options issued to officers and directors of the Company.

See Note 21 for information relating to restricted share units issued to officers and directors of the Company.

23.	Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and deferred payment liability. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the six months ended June 30, 2021. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 14.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

24.	Financial instruments

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liabilities, deferred payment liability, convertible debentures and VTB loan is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

●	Level 3 – inputs for assets and liabilities not based upon observable market data

As at June 30, 2021, the investment in Addicting Games is classified as a Level 3 financial instrument, see Note 7, and the Vedatis Earn-Out Payment liability is classified as a Level 3 financial instrument, see Note 16.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

24.	Financial instruments (continued)

Fair values (continued)

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Interest income	$(22,911)	$(15,007)	$(41,231)	$(76,530)
Interest and accretion expense	480,987	1,361,524	1,272,301	2,686,785
Net interest expense	$458,076	$1,346,517	$1,231,070	$2,610,255

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	June 30, 2021	December 31, 2020

Trade receivables aging:
0-30 days	$16,002,441	$16,461,821
31-60 days	156,546	846,232
61-90 days	114,618	537,836
Greater than 90 days	1,844,845	737,696
	18,118,450	18,583,585
Expected credit loss provision	(57,608)	(67,466)
Net trade receivables	$18,060,842	$18,516,119

The movement in the expected credit loss provision can be reconciled as follows:

	June 30, 2021	December 31, 2020

Expected credit loss provision:
Expected credit loss provision, beginning balance	$(67,466)	$(357,920)
Increase in provision for expected credit loss	-	(28,725)
Write-offs	-	319,174
Recoveries	8,504	-
Effect of movement in exchange rates	1,354	5
Expected credit loss provision, ending balance	$(57,608)	$(67,466)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as at June 30, 2021:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due

Default rates		0.20%	0.23%	0.38%	1.34%
Trade receivables	$18,118,450	$16,002,441	156,546	$114,618	$1,844,845
Expected credit loss provision	$57,608	$32,095	$358	$439	$24,716

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

24.	Financial instruments (continued)

Credit risk (continued)

All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue, this customer accounts for approximately 61.20% (December 31, 2020 – 67.02%) of trade receivables as at June 30, 2021 and 73.28% (June 30, 2020 – 24.08%) of revenues for the six months ended June 30, 2021.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company’s contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

	Less than 1 year	One to two years	Two to three years	More than three years	Total

Accounts payable and accrued liabilities	$21,901,837	$-	$-	$-	$21,901,837
Contract liabilities	2,672,365	-	-	-	2,672,365
Deferred payment liability	619,700	1,102,425	-	1,994,234	3,716,359
Lease contract liability	520,455	561,842	650,265	1,011,033	2,743,595
Long-term debt	2,750,000	7,250,000	-	-	10,000,000
	$28,464,357	$8,914,267	$650,265	$3,005,267	$41,034,156

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (including US dollars, UK pound sterling and Euro) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US dollars, UK pound sterling and Euro denominated trade receivables, accounts payable, deferred payment liability and cash. As at June 30, 2021, a 10% depreciation or appreciation of the US dollar, UK pound sterling and Euro against the Canadian dollar would have resulted in an approximate $4,559,000, $11,000 and $307,000 decrease or increase, respectively, in total net loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at prime rate plus 5.05%. Fluctuations in the prime rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% would result in a $50,000 change in the annual interest expense.

25.	Commitments

The Company has the following payment commitments with respect to consulting and other contractual obligations:

Not later than one year	$1,094,000
Later than one year and not later than five years	1,040,000
$2,134,000

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020

(Unaudited - Expressed in Canadian Dollars)

25.	Commitments (continued)

Further, the Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 8, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions, as required, it may be subject to certain actions including the loss of rights or a reduction in equity ownership in order to satisfy the capital contribution requirements.

26.	Segment disclosure

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers reviews information on a consolidated basis.

Revenues by pillar is summarized below for the six months ended June 30, 2021 and 2020:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Media and content	$33,462,535	$4,246,328	$60,440,722	$7,672,733
Esports and entertainment	1,549,044	1,118,654	2,776,468	3,615,448
Subscription	2,046,022	1,664,114	3,862,746	2,875,251
	$37,057,601	$7,029,096	$67,079,936	$14,163,432

Revenue, in Canadian dollars, in each of these geographic locations for the six months ended June 30, 2021 and 2020 are as below:

	For the three months ended		For the six months ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020

Canada	$443,605	$652,188	$1,214,683	$1,273,267
USA	32,767,492	3,558,560	58,886,319	6,074,361
All other countries	3,846,504	2,818,348	6,978,934	6,815,804
	$37,057,601	$7,029,096	$67,079,936	$14,163,432

The non-current assets, in Canadian dollars, in each of the geographic locations as at June 30, 2021 and December 31, 2020 are as below:

	June 30, 2021	December 31, 2020

Canada	$136,339,596	$140,113,284
USA	60,616,549	50,338,388
France	12,870,256	-
England and Wales	3,743,432	3,934,877
	$213,569,833	$194,386,549

27.	Subsequent events

(i)	On July 7, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Inc., entered into a joint venture with Toronto Star Newspapers Limited (“Torstar”) to create an original online news platform and community for gamers named AFK Media Partnership. The Company’s interest in this joint venture is 50%.

(ii)	On July 19, 2021, 178,293 restricted share units issued on April 13, 2021 were amended to reflect a vesting date of 100% on October 31, 2021.

(iii)	As of July 19, 2021, Blue Ant holds less than 10% of the issued and outstanding common shares of the Company and is no longer a related party of the Company. On July 19, 2021, Robb Chase, chief financial officer of Blue Ant, resigned from the Board of Directors of the Company.